SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NOTICE CONCERNING APPLICATION FOR APPROVAL OF BUSINESS EXPANSION SERVICES TO PROVIDE COMMERCIAL SERVICES USING NEXT GENERATION NETWORK

On October 25, 2007, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning the application for approval of business expansion services to provide commercial services using next generation network.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Koji Ito
Name: Koji Ito
Title: General Manager
Finance and Accounting Department

Date: October 25, 2007

October 25, 2007

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Notice Concerning Application for Approval of Business Expansion Services to Provide

Commercial Services Using Next Generation Network

Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), the wholly-owned subsidiaries of Nippon Telegraph and Telephone Corporation, have applied today to the Minister of Internal Affairs and Communications for approval of business expansion services to offer inter-prefectural transmission used for introducing commercial services using next generation networks (NGNs), which will provide larger capacity and higher performance in comparison to the existing IP network, providing more reliable and convenient IP and broadband services.   For more details, please see the attached press release by NTT East and NTT West.

For further inquiries please contact:

(Mr.) Horinouchi or (Mr.) Nittono
Investor Relations Office, Finance and Accounting Department Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax :	+81-3-5205-5589

October 25, 2007

Application for Approval of Business Expansion Services to Provide

Commercial Services Using Next Generation Network

Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West) have applied today to the Minister of Internal Affairs and Communications (MIC) for approval of business expansion services* to offer inter-prefectural transmission and others used for introducing commercial services using next generation networks (NGNs), which will provide larger capacity and higher performance in comparison to the existing IP network, and provide more reliable and convenient IP and broadband services.

1. Application Summary

The application seeks approval from the MIC to provide inter-prefectural transmission services and set charges for telecommunications services provided by other carriers. The approval is necessary for the introduction of NGN commercial services (FLET’S service, Hikari Denwa, and Ethernet Service).

2. Overview of Commercial Services Using NGN

(1) Basic Concept

The information communications industry provides diverse services, such as voice and data transmission as well as best-effort and guaranteed services benefiting from broadband and ubiquitous development utilizing IP technology. Further developments such as fixed-mobile convergence and cooperation between communication and broadcasting industry are expected.

In the dramatic changes in technology and market environment, NTT East and NTT West recognized the expectation to improve customer convenience and contribute to the vitalization and advancement of the information communications industry in Japan by providing a wide array of broadband services partnering up with various groups to meet increasingly sophisticated and diverse customer needs.

To meet these expectations, we will interconnect with other carriers’ networks under the keywords “open” and “collaboration”, and work with other industries to create new services and added value so that the NGN can serve a greater number of customers.

To deliver such diverse broadband and ubiquitous network services, NTT East and NTT West will ensure sustained end-to-end quality of services (QoS) with network control functions, incorporate high-speed broadband IP technology, and provide advanced reliability and security with a network structure intended for large-scale networks.

(2) Service Description

NTT East and NTT West will use the NGN to continue providing the existing services, and also plan to offer new QoS with a broader bandwidth.

The new QoS will pave the way for high quality IP telephony with dramatically improved voice quality, enabling clear conversation, broadband video phones offering smooth motion video, and high-definition unicast and multicast telecommunication services for content providers and broadcasters.

(3) NGN Overview

NTT East and NTT West’s NGN will involve upgrading and increasing of capacity to the current IP network (regional IP and Hikari Denwa networks) and it will be created as a separate network to the existing PSTN network.

In making the transition from the existing IP network to the NGN, the old and new networks will overlap for a time to avoid interruption of service and to meet new demands. The transition will begin with the Hikari Denwa relays transitioning over to NGN equipment and will be complete when the existing IP network, including the edge router, is replaced by NGN.

3. Planned Schedule

Once approval has been received and preparations are complete, NTT East will commence the service in certain parts of the Tokyo metropolitan area and NTT West will do the same in certain parts of Osaka metropolis (planned schedule: March 2008).

4. Open Network

As each carrier has built its own end-to-end IP networks, communication between carriers are done by interconnecting respective autonomous IP networks. In this type of configuration, it is essential that network subscribers can communicate smoothly through the utilization of interconnection between carriers, and as such, we believe the carriers need to make their interfaces known publicly.

Based on such understanding, NTT East and NTT West announced the interface specifications in July 2006 and launched the NGN field trials from December 2006 in which 29 companies are participating.

When the service is launched commercially, we will disclose the interface conditions, connection points and other connection conditions on the following websites.

NTT East: http://www.ntt-east.co.jp/info-st/mutial/ngn/index.html

NTT West: http://www.ntt-west.co.jp/open/ngn/interface.html

This will mean that in addition to the ISP and interconnection gateway switch (IGS) interconnection that have been used in practice so far, the Network-Network Interface (NNI) for direct interconnection between IP networks (IP to IP connection) will also be made available to other carriers. For general customers and content providers, user-network interface (UNI) and application server-network interface (SNI) information will be made available. The interface conditions will basically be the same as in the trials.

(Note)

An information session meeting for carriers is scheduled for November 8, 2007. When details for participation are decided, the information will be posted on the website.

*	Business Expansion Services

Telecommunications and other services provided by NTT East and NTT West that utilize the facilities or technologies owned or personnel employed for the operation of regional telecommunication services.

For more information:

Marketing Strategy Planning, Corporate Strategy Planning Department, Nippon Telegraph and Telephone East Corporation
Phone: +81-3-5359-3867

Planning, Corporate Strategy Planning Department, Nippon Telegraph and Telephone West Corporation
Phone: +81-6-4793-3365